                                                           FILED BY TENARIS S.A.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                               SUBJECT COMPANY: SIDERCA S.A.I.C.
                                                  EXCHANGE ACT FILE NO.: 1-15188

                                 SUBJECT COMPANY: TUBOS DE ACERO DE MEXICO, S.A.
                                                  EXCHANGE ACT FILE NO.: 1-04870

                COMMISSION FILE NUMBER FOR THE REGISTRATION STATEMENT: 333-99769

                                                               November 12, 2002



This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The exchange offer (the "exchange offer") is made solely by the prospectus dated November 8, 2002, and the related forms of acceptance and ADS letters of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.

                                 [Tenaris LOGO]

                          Notice of Exchange Offer for:
                     All Outstanding Class A Ordinary Shares

                                       and

                           American Depositary Shares
                                       of
                                Siderca S.A.I.C.
                          All Outstanding Common Shares

                                       and

                           American Depositary Shares
                                       of
                      Tubos de Acero de Mexico S.A. (Tamsa)
                         All Outstanding Ordinary Shares

                                       of

                                 Dalmine S.p.A.

Tenaris S.A., a corporation organized and existing under Luxembourg law, is offering all holders of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares to exchange:

- one ordinary Tenaris share for every 1.0933 Siderca Class A ordinary shares tendered;

-     one ADS of Tenaris (representing 10 Tenaris ordinary shares) for every
      1.0933 Siderca ADSs tendered;

-     one ordinary Tenaris share for every 0.9452 Tamsa common shares tendered;

-     one ADS of Tenaris (representing 10 Tenaris ordinary shares) for every
      1.8904 Tamsa ADSs tendered; and

- one ordinary Tenaris share for every 12.0267 Dalmine ordinary shares tendered

- upon the terms and subject to the conditions set forth in the prospectus dated November 8, 2002, and in the related forms of acceptance and ADS letters of transmittal.

The exchange offer will expire at 5:00 p.m. (New York City time) on December 13, 2002, unless extended. Tendering holders may withdraw any securities tendered at any time prior to the expiration date.

Among other conditions, Tenaris will not be required to consummate the exchange offer with respect to any of Siderca, Tamsa and Dalmine, unless a sufficient number of Siderca's total outstanding Class A ordinary shares (in the form of shares or ADSs) and Tamsa's total outstanding common shares (in the form of shares or ADSs) are validly tendered and not withdrawn so that, after consummation of the exchange offer with respect to Siderca and Tamsa, Tenaris holds, directly or indirectly, more than 80% of Siderca's total outstanding Class A ordinary shares and more than 80% of Tamsa's total outstanding common shares (in each case, in the form of shares or ADSs). In addition, Tenaris will not be required to consummate the exchange offer with respect to Dalmine unless a sufficient number of Dalmine's ordinary shares are validly tendered and not withdrawn so that, after consummation of the exchange offer with respect to Dalmine, Tenaris holds, directly or indirectly, more than 90% of Dalmine's total outstanding shares. The consummation of the exchange offer with respect to Siderca is conditioned on the consummation of the exchange offer with respect to Tamsa and the consummation of the exchange offer with respect to Tamsa is conditioned on the consummation of the exchange offer with respect to Siderca. The consummation of the exchange offer with respect to Dalmine is conditioned on the consummation of the exchange offer with respect to Siderca and Tamsa, but the consummation of the exchange offer with respect to Siderca and Tamsa is not conditioned on the consummation of the exchange offer with respect to Dalmine. The completion of the exchange offer with respect to each of Siderca, Tamsa and Dalmine is subject to certain other conditions set forth in "Part Three - The Exchange Offer - Conditions to completion of the exchange offer" of the prospectus. Tenaris reserves the right to modify or waive any of these conditions in its discretion, subject to certain limitations and applicable law.

If any condition as set forth in the prospectus dated November 8, 2002 is not satisfied, Tenaris may, subject to applicable law, terminate the exchange offer in whole or in part, not accept for exchange any tendered Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares and not issue any shares or ADSs of Tenaris. If Tenaris terminates the exchange offer in whole or in part and does not accept any Siderca shares and ADSs, Tamsa shares and ADSs or Dalmine shares for exchange, Tenaris will give notice to the applicable exchange agents and make a timely public announcement to that effect.

Subject to the terms and conditions of the exchange offer and unless Tenaris elects to terminate the exchange offer in accordance with its terms, Tenaris will accept the Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares validly tendered and not withdrawn promptly after the expiration date. Tenaris will accept the tendered securities by delivery of notice to that effect to the applicable exchange agent. Subject to the U.S. Exchange Act of 1934, the applicable rules of the SEC and the Argentine, Mexican and Italian regulatory authorities, Tenaris reserves the right to delay acceptance of any tendered Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares upon the occurrence of any of the conditions. Tendering Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares pursuant to the procedures set forth in "Part Three - The Exchange Offer - Procedures for tendering shares and ADSs" of the prospectus will constitute acceptance of the exchange offer, upon the terms set forth therein. Tenaris's acceptance for exchange of the securities tendered in the exchange offer will constitute a binding agreement between Tenaris and the tendering holder upon the terms and subject to the conditions of the exchange offer.

Siderca's Class A ordinary shares are listed on the Buenos Aires Stock Exchange and Siderca's ADSs are listed on the New York Stock Exchange, or NYSE. Tamsa's common shares are listed on the Mexican Stock Exchange and Tamsa's ADSs are listed on the American Stock Exchange, or AMEX. Dalmine's ordinary shares are listed on the Milan Stock Exchange.

The Tenaris ADSs have been, subject to the satisfaction of certain requirements, approved to trade on the NYSE under the symbol "TS", and the Tenaris shares have been, subject to the satisfaction of certain requirements, approved to trade on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. Tenaris expects that its shares will be, subject to the satisfaction of certain requirements, approved to trade on the Milan Stock Exchange. The Tenaris shares and ADSs will begin to trade on these exchanges promptly, in accordance with market practice, after announcement of the results of the exchange offer.

The prospectus and the related letters of transmittal and forms of acceptance contain important information and should be read in their entirety before any decision is made with respect to the exchange offer.

Questions and requests for assistance or additional copies of the prospectus, letters of transmittal, forms of acceptance and other documents may be directed to the information agent or exchange agents at their respective addresses and telephone numbers set forth below. A holder of Siderca shares and ADSs, Tamsa shares and ADSs and Dalmine shares may also contact his or her
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broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The U.S. information agent for the exchange offer is:

                                 [Georgeson LOGO]

                           17 State Street, 10th Floor
                               New York, NY 10004
                                     U.S.A.

                     Banks and brokers call: (212) 440-9800
                           All others call toll free:
                       (866) 423-4875 (regarding Siderca)
                        (866) 423-4876 (regarding Tamsa)



     The U.S. exchange agent for the exchange offer is:            The Argentine exchange agent for the exchange offer is:
                    JPMorgan Chase Bank                                      BBVA Banco Frances S.A.
          c/o Equiserve Corporate Reorganization                             Reconquista 199, Piso 10
                      P.O. Box 43006                                          C1003ABE Buenos Aires
                 Providence, RI 02940-3006                                          Argentina
                          U.S.A.                                             Tel.: (54-11) 4346-4600
                   Tel.: (781) 575-4816


    The Mexican exchange agent for the exchange offer is:        The Italian exchange agent for the exchange offer is:
        Acciones y Valores de Mexico, S.A. de C.V.,                       Centrobanca - Banca di Credito
          Casa de Bolsa, Grupo Financiero Banamex                         Finanziario e Mobiliare S.p.A.
                 Paseo de la Reforma N 398                                       Corso Europa, 16
              Col. Juarez, Deleg. Cuauhtemoc                                       20122 Milano
                 Mexico D.F. 06600, Mexico                                            Italy
                  Tel.: (52-55) 5326-4848                                    Tel.: (39-02) 7781-4619



                 The Dealer Manager for the exchange offer is:
                                [JPMorgan LOGO]
                           J.P. Morgan Securities Inc.
                                 277 Park Avenue
                               New York, NY 10172

                               November 12, 2002